Exhibit 99.1

Contact: Jennifer Robinson Director, Investor Relations and Corporate Communications (617) 250-5741 jrobinson@dyax.com

Dyax Corp. Announces Early Termination of Hart-Scott-Rodino Waiting Period

BURLINGTON, MA, December 2, 2015 – Dyax Corp. (NASDAQ: DYAX) (“Dyax”) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to its proposed acquisition by Shire Pharmaceuticals International (“SPI”), an indirect wholly-owned subsidiary of Shire plc (“Shire”), was terminated by the United States Federal Trade Commission (“FTC”) on December 2, 2015. Dyax appreciates the FTC’s cooperation and its prompt review.

As previously announced on November 2, 2015, Dyax and Shire have entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Shire will, through SPI, acquire Dyax for $37.30 in cash per Dyax share, for aggregate upfront consideration of approximately $5.9 billion (the “Merger”). Dyax shareholders may receive additional value through a non-tradable contingent value right that will pay $4.00 in cash per Dyax share upon approval of DX-2930 in hereditary angioedema (HAE), representing a potential additional $646 million in aggregate contingent consideration. Termination of the HSR Act waiting period is one of the specified conditions to which the closing of the Merger is subject.

The completion of the Merger remains subject to certain other closing conditions, including adoption of the Merger Agreement by Dyax’s stockholders.

About Dyax Corp.

Dyax is a biopharmaceutical company focused on the development and commercialization of novel biotherapeutics for unmet medical needs. Dyax is developing DX-2930, a fully human monoclonal antibody, for the prevention of HAE attacks. Additionally, Dyax markets KALBITOR® (ecallantide) for the treatment of acute attacks of HAE in patients 12 years of age and older.

Both DX-2930 and KALBITOR were identified using Dyax’s proprietary phage display technology. Dyax has broadly licensed this technology under its Licensing and Funded Research Portfolio (LFRP). The current portfolio includes two FDA approved products and multiple product candidates in various stages of clinical development for which Dyax is eligible to receive future milestones and royalties.

For additional information about Dyax, please visit www.dyax.com.

For additional information about KALBITOR, including full prescribing information, please visit www.KALBITOR.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included herein may contain certain “forward-looking statements” (including “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including with respect to the proposed acquisition of Dyax by Shire. All statements other than statements of historical or current facts included herein are forward-looking statements. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “predict”, “intend”, “plan”, “contemplate”, “project”, “potential”, “goal”, “continue”, “believe”, “will”, “likely”, “may”, “should”, “would”, “could” or other words or terms of similar meaning. Such statements are based upon Dyax’s current beliefs and expectations and are subject to significant risks and uncertainties. Actual results may vary materially from those set forth in the forward-looking statements.

Although Dyax believes the expectations contained in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. Such risks and uncertainties include risks and uncertainties related to the proposed transaction with Shire Pharmaceuticals International, Parquet Courts, Inc. and Shire plc including, but not limited to:

•	the expected timing and likelihood of completion of the pending merger;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require us to pay a termination fee;

•	the possibility Dyax’s stockholders may not approve the merger;

•	the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all;

•	the failure of the merger to close for any other reason;

•	the non-occurrence of the milestone event specified in the contingent value rights agreement;

•	risks related to disruption of management time from ongoing business operations due to the proposed merger;

•	limitations placed on our ability to operate the business by the merger agreement;

•	the outcome of any legal proceedings instituted against Dyax and/or others relating to the merger agreement, and the transactions contemplated thereby, including the merger;

•	the risk that any announcements relating to the proposed merger could have adverse effects on the market price of Dyax’s common stock;

•	the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Dyax to retain and hire key personnel and maintain relationships with its suppliers and customers, and on its operating results and businesses generally; and

•	certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism and natural disasters.

Dyax cautions that the foregoing list of important factors that may affect future results is not exhaustive. Dyax undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information on factors that may affect the business and financial results of Dyax can be found in the filings of Dyax made from time to time with the Securities and Exchange Commission (“SEC”). Unless indicated otherwise, the term “Dyax” refers collectively to Dyax and its subsidiaries.

Additional Information and Where to Find It

In connection with the merger, Dyax will prepare a definitive proxy statement to be filed with the SEC. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of Dyax, preliminary versions of which have been filed with the SEC. BEFORE MAKING ANY VOTING DECISION, DYAX’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Dyax’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dyax’s stockholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Dyax Corp., Attn: Investor Relations, 55 Network Drive, Burlington, Massachusetts 01803, telephone: (617) 225-2500, or from Dyax’s website, http://www.dyax.com.

Participants in Solicitation

Dyax and its directors and officers may be deemed to be participants in the solicitation of proxies from Dyax’s stockholders with respect to the merger. Information about Dyax’s directors and executive officers and their ownership of Dyax’s common stock is set forth in the proxy statement for Dyax’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2015. Stockholders may obtain additional information regarding the interests of Dyax and its directors and executive officers in the merger, which may be different than those of Dyax’s stockholders generally, by reading the definitive proxy statement, a preliminary version of which has been filed with the SEC, and other relevant documents regarding the merger, when filed with the SEC.

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